Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 866.974.7329

CONFIDENTIAL TREATMENT REQUESTED
BY CHIME FINANCIAL, INC.: CHIME-001
January 29, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:            James Lopez
Tonya Aldave
John Spitz
Michael Henderson
Re:       Chime Financial, Inc.
Draft Registration Statement on Form S-1
Submitted December 9, 2024
CIK No. 0001795586
Ladies and Gentlemen:
On behalf of our client, Chime Financial, Inc. (“Chime” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 7, 2025, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 1”).
AUSTIN      BEIJING      BOSTON      BOULDER      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO
SALT LAKE CITY      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

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Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement) and as specifically noted, all page references herein correspond to the pages of Amendment No. 1.

Draft Registration Statement on Form S-1
General
1.    We note that in the summary section and throughout the draft registration statement you refer to your "FDIC-insured bank partners," your members accessing "FDIC-insured checking accounts" and "FDIC-insured high yield savings accounts." Please revise throughout to address the following:
●    add a clear statement in the summary and business sections that you are not an FDIC-insured bank;
●    add risk factor disclosure addressing material risks your members face by holding their deposits with you, as opposed to holding their deposits with an FDIC-insured bank;
●    add risk factor disclosure discussing the fact that unlike the situation with a bank bankruptcy, the FDIC would not place you under receivership in the event of a bankruptcy;
●    clarify what you mean by your statement on page 134 that your "members have deposit account agreement directly with [your] bank partners";
●    clarify if your members can choose which of your two bank partners to hold their debit or saving deposits with and if so, clarify also if they know their Bancorp or Stride Bank issued checking and savings account numbers; and
●    if your members do not have debit or savings account numbers for their accounts at Bancorp or Stride, revise to make that clear and describe material risks presented.
With respect to the first bullet above, the Company respectfully advises the Staff that it has revised the disclosure on pages ii, 2, 21, and 75 to address the Staff’s comment.
With respect to the second bullet above, the Company supplementally advises the Staff that, as disclosed on page 159, the Company itself does not hold member deposits. Funds are held by the

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Company’s bank partners or, for savings accounts, are swept by the Company’s bank partners to accounts at community deposit sweep program banks, all of which are FDIC-insured banks.
With respect to the third bullet above, the Company respectfully advises the Staff that it has revised the disclosure on page 42 to address the Staff’s comment.
With respect to the fourth bullet above, the Company respectfully advises the Staff that it has revised the disclosure on page 159 to address the Staff’s comment.
With respect to the fifth and sixth bullets above, the Company respectfully advises the Staff that it has revised the disclosure on pages 159 and 160 to address the Staff’s comment.
2.    Based on disclosure in several sections of your prospectus, specifically pages 2 through 4, 6, 11, 58 and 100, it appears that you have commissioned multiple industry surveys/reports from third party providers. On page 58, for example, you refer specifically to the "Chime Banking," "Switcher Survey," and the "Service NPS Surveys" commissioned by you. Please revise your disclosure throughout the draft registration statement to identify all of the third party or parties who issued such reports and file each party's consent as an exhibit to the registration statement. Refer to Rule 436 of the Securities Act of 1933.
The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Chime Banking and Switcher Survey, the Chime Brand Awareness Survey, the Chime Financial Progress Survey, the Chime MyPay Surveys, the Enrollment Surveys, and the Service NPS Surveys (collectively, the “Surveys”) were prepared in the ordinary course of business and were not prepared in connection with the Registration Statement. The Company notes that the consent requirements of Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion, or other report specifically for use in connection with a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement.
Because the Surveys, which were prepared by various third-party vendors or conducted directly by the Company, were prepared to assist the Company in understanding its members and competitive landscape in the ordinary course of business, the Surveys do not meet the conditions of Section 7 of the Securities Act such that consents of the Survey providers need to be filed as exhibits to the Registration Statement. Further, the third-party vendors who prepared certain of the Surveys are not “experts” under Rule 436. The Company further submits that the various third-party vendors are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” As a result of the foregoing, the Company submits that the third-party vendors who prepared the Surveys are not experts of the kind whose consent is required to be filed pursuant to Rule 436.

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3.    Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
The Company respectfully advises the Staff that, under separate cover, it has concurrently herewith supplementally provided the Staff with a copy of the written materials that have been presented to potential investors in “testing-the-waters” meetings in reliance on Rule 163B of the Securities Act. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will supplementally provide the Staff with copies of any such written communications.
Glossary of Terms, page iii
4.    Please revise here or where appropriate to clarify the following definitions and how they relate to each other and your operations. For example, explain the following:
●    how Attach Rates are different from Active Members. Are Attach Rates more broadly defined in terms of what activities are counted?
●    how transaction profit is different from cumulative transaction profit;
●    whether "primary account relationship" or "primary financial relationship" require members to set up a direct paycheck deposit account. You also use "central financial hub," "central hub" and similar terms, but it is unclear if these are used synonymously with the defined terms; and
●    the significance of sweep arrangements being with regional banks "in regions where members live."
The Company respectfully advises the Staff that, in response to the first bullet above, attach rate is a product level adoption measurement that refers to the percentage of Active Members who use a specific product in a certain period, whereas Active Members refer more broadly to any member who has initiated a money movement transaction on the Company’s platform in the last calendar month of an applicable period. As a result, any attach rate provided merely describes for the applicable period what percentage of Active Members used the specific product.
The Company further advises the Staff in response to the second bullet above, that transaction profit and cumulative transaction profit seek to present similar information but for different populations and over different measurement periods: transaction profit is a non-GAAP financial measure that is shown for a fiscal period, whereas cumulative transaction profit is used in the Registration Statement to refer to estimates of the total amount of transaction profit generated by a member, or a cohort of members, across the entirety of such member’s, or member cohort’s, relationship with Chime.
The Company further advises the Staff in response to the third bullet above, that members are not required to set up a direct paycheck deposit account to fall within the definition of a “primary account

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relationship” or “primary financial relationship.” The Company notes that its definition of “primary account relationship” or “primary financial relationship” includes members who either (i) made 15 or more purchases using their Chime cards in the prior calendar month, regardless of whether such members have a direct paycheck deposit through the Chime platform, or (ii) have direct paycheck deposits through the Chime platform. The Company further notes that “central financial hub,” “central hub,” or similar terms are not used synonymously with “primary account relationship” or “primary financial relationship” but rather refer to the central role the Company’s platform serves in a member’s financial life once a primary account relationship has been established.
With respect to the fourth bullet above, the Company respectfully advises the Staff that it has revised the disclosure on page 155 to address the Staff’s comment.
5.    It appears that competitors use metrics similar to the ones appearing here, including Active Member and Purchase Volume. Please revise here and page 72 to address the extent to which your terms and definitions may be different from ones used by other companies and include cautionary language, if appropriate.
The Company respectfully advises the Staff that it has revised the disclosure on pages iii, 78, and 79 to address the Staff’s comment.
Prospectus Summary, page 2
6.    Please revise your prospectus summary to include your net losses for the most recent audited periods to provide a financial snapshot of your company and to balance the disclosure in the summary.
The Company respectfully advises the Staff that its net losses for the most recent audited periods are included on pages 6 and 18 of the Prospectus Summary.
7.    In order for investors to understand how you interact with merchants, bank partners, Chime members and other participants in the life cycle of your most significant products, consider providing a graphical presentation of the card payment process for Chime member's purchase transaction similar to what is currently presented on page 71. The presentation may permit investors to better understand your discussion of your business model presented in the summary section.
The Company respectfully advises the Staff that it has revised the disclosure on page 11 to address the Staff’s comment.
8.    We note the discussion on pages 90, 135 and elsewhere regarding your revenues "based on high-yield savings balances." Please revise to clarify how you earn revenue from relationships

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whereby your partner banks provide interest-bearing savings accounts. Disclose the range of "high-yield' interest rates members are able to receive based on historical rates.
The Company respectfully advises the Staff that it has revised the disclosure on pages 94 and 143 to address the Staff’s comment.
9.    We note the references on pages 8 and 9 to your differentiated approach and risk decisioning platform for credit risk, and your "strong underwriting capabilities." We also note the Risk Factor on page 30 discussing your risk management framework and underwriting standards with respect to determining the availability and scale of liquidity products, which "may not offer adequate protection against the risk of nonpayment." Please revise here and Competition on page 133 to clarify any competitive advantage you believe you have with respect to underwriting standards. Please also revise Business to further clarify your standards and metrics used in approving products, such as FICO scores and credit checks, if applicable.
The Company respectfully advises the Staff that it has revised the disclosure on pages 34, 78, 124, and 158 to address the Staff’s comment.
10.    We note references here and elsewhere contrasting your platform with traditional banks, which you say focus on serving people with the largest deposits and highest credit scores. Please clarify the type(s) of consumers that you target. For example, it is unclear if most accounts are with prime, near prime, or subprime customers.
The Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 106 to address the Staff’s comment. The Company advises the Staff that its platform offers access to products that address the significant portion of the American population earning up to $100,000. The Company does not target potential members based on deposit amounts, credit scores, or whether a member would be prime, near prime, or subprime.
11.    We note the risk factor on page 51 regarding executive officers and others owning a percentage of shares that will allow them "to influence or control" matters requiring approval by stockholders. Please revise to clarify if you will be a control company under applicable listing standards.
The Company respectfully advises the Staff that it intends to update the relevant disclosure in this risk factor, and other portions of the Registration Statement, where applicable, in a future submission to address the Staff’s comment.

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We Solve for Critical Member Needs, page 7
12.    Please briefly explain the automatic features "Round Ups" and "Save When I Get Paid" and explain if members are automatically enrolled into these features and need to proactively opt out if they do not want to participate in these features.
The Company respectfully advises the Staff that it has revised the disclosure on page 143 to address the Staff’s comment.
Digital-First Partnership Strategy, page 8
13.    Noting your disclosure that you partner with two banks -- Bancorp Bank and Stride Bank -- please revise here or elsewhere as appropriate to specify what percentage of your member accounts is held at each of the two banks, including by type of account, such as checking or savings accounts. In addition, describe material risks associated with any possible concentration of deposits with one or both of your partner banks.
The Company acknowledges the Staff’s comment, and respectfully advises the Staff that, as disclosed on pages 160 and 161, the Company believes that collaborating with two banks provides a competitive advantage by allowing it to offer products through multiple channels and reducing reliance on a single bank partner. Importantly, the Company’s agreements with The Bancorp Bank, N.A. (“Bancorp”) and Stride Bank, N.A. (“Stride”) do not prevent the Company from working with other or additional banks in the Company’s discretion. The Company advises the Staff on a supplemental basis that for 2024, Bancorp and Stride held [****] and [****] of total member accounts. Because neither bank holds a disproportionately high or low amount of member accounts and the Company does not manage its business based on the number of accounts at either bank, the Company does not believe disclosing the specific number of accounts held at each bank partner, including by type of account, would be meaningful to an investor’s understanding of the Company’s business and performance.
The Company further advises the Staff that it has revised the disclosure on page 42 to provide additional detail regarding risks associated with our bank partnership model.
Risk Factors, page 17
14.    Please revise throughout Risk Factors to include quantitative and qualitative information to put the particular risk in context. For example,
●    revise the first risk factor on page 23 to quantify your net losses;
●    explain what "service level commitments" are on page 26 and quantify the approximate percentage of transactions processed via your proprietary payment processor as compared to those of third parties. In this regard, we note the reference on page 31 to "a portion of payment card transactions [at] a third-party payment processor";
●    where you state "there have been" instances or you "have in the past" experienced situations discussed in Risk Factors (as on pages 26 and 27), clarify the extent to which they had a material impact on your business or results of operations;
●    quantify the ratios or covenants from your credit facility on page 46;

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●    identify the "certain liquidity products" and "certain minimum collateral and reserve account balances" on page 46; and
●    identify the "certain of our metrics and other figures" in the first risk factor on page 48.
With respect to the first bullet above, the Company respectfully advises the Staff that it has revised the disclosure on page 27 to address the Staff’s comment.
With respect to the second bullet above, the Company respectfully advises the Staff that it has revised the disclosure on pages 26, 30, 36, 108, 132, and 148 to address the Staff’s comment.
With respect to the third bullet above, the Company supplementally advises the Staff that it does not believe any such incidents had a material impact on its business, financial condition, or results of operations.
With respect to the fourth bullet above, the Company does not believe that disclosure of such ratios or covenants in its risk factors would be material to an investor’s understanding of the Company’s business because the Company has no amounts drawn under the credit facility. Further, as reflected in the Registration Statement and Amendment No. 1, the Company expects to file the Senior Secured Credit Facilities Credit Agreement relating to the credit facility in a future submission. To the extent in the future the ratios or covenants from the credit facility could be important to an investor’s understanding of the Company’s business, financial condition or results of operations, the Company will consider providing additional disclosure.
With respect to the fifth bullet above, the Company respectfully advises the Staff that it has revised the disclosure on page 52 to address the Staff’s comment.
With respect to the sixth bullet above, the Company respectfully advises the Staff that it has revised the disclosure on page 53 to address the Staff’s comment.
15.    We note the discussion on page 37 regarding pass-through insurance and the risk of a bank partner failing or entering receivership proceedings. Please expand your risk discussion to also address the risk of non-bank third parties failing. It is unclear, for example, if the risk of members seeking to hold you liable for deposits owed to them may be greater in the event of a non-bank partner failing.
The Company respectfully advises the Staff that it has revised the disclosure on page 42 to address the Staff’s comment.

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The CFPB has significant authority to regulate consumer financial services, page 37
16.    Please revise the reference to "a subset of former members who received allegedly delayed deposit-account-balance refunds" to provide further context. For example, it is unclear if these were Pay Anyone payments that did not settle but were not refunded to members. Please also revise the second risk factor on page 38 to clarify if the February 2024 DFPI consent order was related to the March 2021 settlement agreements with the DFPI.
The Company respectfully advises the Staff that it has revised the disclosure on page 44 to address the Staff’s comment.
We are subject to laws and regulations covering anti-corruption, anti-bribery, trade sanctions, anti-money laundering, and similar laws, page 42
17.    We note statements on your website that members can use Pay Anyone to instantly pay friends through Chime, whatever bank account they use. Please reconcile with the statement on page 42 that Chime "does not currently engage as a business in the transfer of funds."
The Company respectfully advises the Staff that it has revised the disclosure on pages 48 and 145 to address the Staff’s comment. The Company supplementally advises the Staff that it does not currently hold or send funds on behalf of its members, and that its Pay Anyone offering instead allows Chime members to send or receive funds from or to their checking account at the applicable Company bank partner.
We use open source software in our products, page 45
18.    We note your disclosure here that you use open source software in your products. Please clarify whether the components that utilize AI are governed by those open source licenses and address any related risks.
The Company respectfully advises the Staff that it has revised the disclosure on page 50 to address the Staff’s comment.
Management's Disclosure and Analysis of Financial Condition
Payments-Driven Revenue Model, page 69
19.    Please briefly explain what you mean by "SpotMe tips" here and on page 135. Clarify how tips are "voluntary" and explain the extent to which there is an expectation from members for something in return for their tips.
The Company respectfully advises the Staff that it has revised the disclosure on pages v and 140 to address the Staff’s comment. The Company supplementally advises the Staff that while there are no charges for using SpotMe and no penalties for late repayment of overdrawn amounts, members have the option to provide a voluntary tip upon repayment; rather, SpotMe tips are entirely optional and do not affect a member's SpotMe overdraft limit or eligibility.

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Our Focus on High Impact Innovation, page 69
20.    We note that not all text in the two graphics that currently appear on pages 70 and 71 is legible. Please revise to include legible graphics.
The Company respectfully advises the Staff that it has revised the graphics on pages 76 and 77 to address the Staff’s comment.
Key Metrics and Non-GAAP Financial Measures, page 72
21.    We note disclosure on page 71 of your intention to separately disclose the percentages of revenues and Purchase Volume for interchange-based debit card transactions and credit card transactions. Please revise your Key Metrics table on page 72 to separately present Purchase Volumes for your debit card transactions and your credit card transactions and also consider disclosing the number of transactions for each period presented. Further, please consider disaggregating your Active Members disclosures to separately present Active Members participation in your product offerings (i.e. checking account, Chime Debit Card, Credit Builder Credit Card, etc.), which are disclosed beginning on page 115.
The Company respectfully advises the Staff that it has revised the disclosure on page 77 to address the Staff’s comment. The Company notes that while it views total Purchase Volume as a Key Metric, it does not directly manage its business based on the disaggregated Purchase Volume of debit card transactions and credit card transactions. The Company is providing the disaggregated Purchase Volume information in Amendment No. 1 in response to the Staff’s comment to provide supplemental information to investors. However, because the Company does not directly manage its business in a disaggregated way, the Company does not believe identifying the disaggregated Purchase Volume as Key Metrics would be appropriate or provide additional understanding of the Company’s business to an investor. The Company similarly advises the Staff that the Company does not manage its business based on the number of member transactions, but on Purchase Volume, so it does not believe such additional disclosure would be meaningful to an investor’s understanding of the Company’s business and performance. The Company further advises the Staff that monthly attach rates for the Company’s most used products are disclosed on pages 12, 88, and 126. Such attach rates present Active Member participation in its product offerings by describing for the applicable period what percentage of Active Members used the specific product.
22.    Please revise Purchase Volume on page 72 to explain in plain language how Purchase Volume is related to revenues. With respect to your non-payments revenues, clarify the key contributors to "platform-related revenue" and consider using hypothetical examples to demonstrate the flow of funds.
The Company respectfully advises the Staff that it has revised the disclosure on page 80 to address the Staff’s comment.

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Adjusted EBITDA and Adjusted EBITDA Margin, page 78
23.    Please revise your draft registration statement to discuss the "certain legal and regulatory charges" included in your reconciliation of net loss to adjusted EBITDA for each period presented.
The Company respectfully advises the Staff that it has revised the disclosure on page 86 to address the Staff’s comment. For each matter included in the certain legal and regulatory charges adjustment to arrive at Adjusted EBITDA, the Company determines whether to adjust for such matter based on its facts and circumstances in light of the Commission’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. The Company believes the matters adjusted are not reflective of its ongoing performance and create a lack of comparability between periods when they arise.
24.    Please revise your draft registration statement to disclose what comprises the Other (income) expense, net adjustment in your net loss to adjusted EBITDA non-GAAP reconciliation on page 79.
The Company respectfully advises the Staff that it has revised the disclosure on page 86 to address the Staff’s comment.
Our Ability to Increase Existing and New Product Adoption With Our Active Members, page 84
25.    We note your disclosure that the adoption of Credit Builder by your Active Members impacts your Average Revenue per Active Member ("ARPAM") because credit card purchase transactions monetize at higher rates of interchange compared to debit cards. Please revise your draft registration statement, within your Management's Discussion and Analysis ("MD&A") and where appropriate, to elaborate on this statement and discuss interchange fees and fee rates received from debit cards separately from credit cards, the reason(s) for differences in interchange fees and fee rates and the related impact to your revenues, and how it impacts your business and marketing for these products.
The Company respectfully advises the Staff that it has revised the disclosure on page 91 to address the Staff’s comment.
Liquidity Products, page 85
26.    Please revise your disclosures here or elsewhere in your draft registration statement to discuss in further detail your relationship with Primacy. Specifically, clearly disclose whether Primacy represents an internally generated software or if you have entered into a third party contractual arrangement for these services, and if so, the terms of this contractual arrangement.
The Company respectfully advises the Staff that it has revised the disclosure in Amendment No. 1 to remove references to primacy. The Company supplementally notes that primacy was intended to be used to speak to the Company’s primary account relationships, not software or a third-party service.

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27.    Please revise your draft registration statement here or elsewhere to provide a rollforward of your product collateral line item for each period presented. Please consider presenting this rollforward separately for both The Bancorp Bank N.A. ("Bancorp") and Stride Bank N.A. ("Stride") and revise to provide an explanation to help in understanding the reason(s) for movements within this balance sheet line item. Please also revise your draft registration statement to explain the relationship between movements in your product collateral and product obligation liability.
The Company respectfully advises the Staff that it has revised the disclosure on pages 92 and 93 to address the Staff’s comment to provide a rollforward of its product collateral line item for each period presented, an explanation for movements within the product collateral balance sheet line item, and an explanation of the relationship between movements in the Company’s product collateral and product obligation liability. Because the Company does not manage its business based on the amount of product collateral relating to either bank partner and such amounts largely track the aggregate number of accounts utilizing a relevant product at each bank partner, the Company does not believe presentation of a rollforward of the product collateral line item separated by bank partner for each period presented would be helpful or necessary to an investor’s understanding of the Company’s business.

28.    We note disclosure that with respect to MyPay offered by Stride, historically Stride has retained a portion and you have purchased a portion of the outstanding receivables related to this product. Please revise your draft registration statement to disclose the outstanding amounts of MyPay loans held, disclose where these loans are presented in your financial statements, and explain how you determine the portion of these outstanding receivables to purchase.
The Company respectfully advises the Staff that it has revised the disclosure on page 92 to address the Staff’s comment. The Company supplementally advises the Staff that the purchase and sale agreement between Stride and the Company was entered into in 2024 and, as such, the Company will disclose the outstanding amounts of these held receivables relating to MyPay loans and where such amounts are represented in its financial statements when it adds its 2024 financial statements to the draft registration statement. The Company further advises the Staff that the MyPay beta product, introduced in 2023, was immaterial to the Company’s 2023 financial statements.
29.    Please revise your draft registration statement to disclose the fees paid to Bancorp that are determined based upon the outstanding balance of receivables that they hold under their commitment to fund your MyPay and SpotMe products. Please also tell us and revise your draft registration statement to disclose how these fees are determined, whether you derive any revenues from these products, and where these fees and related revenues, if any, are reflected in your financial statements.
The Company respectfully advises the Staff that it has revised the disclosure on page 92 to address the Staff’s comment. The Company supplementally advises the Staff that the MyPay beta product, introduced in 2023, was immaterial to the Company’s 2023 financial statements. The Company will expand its disclosures, including accounting policies and amounts, related to MyPay as fully launched in 2024 in a future submission when it includes its 2024 financial statements.

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Components of Our Results of Operations, page 86
30.    We note your references to "third party partnership agreements through products such as Experian Boost or [your] Offers Marketplace." Please revise to describe these products.
The Company respectfully advises the Staff that it has revised the disclosure on page 94 to address the Staff’s comment.
Results of Operations, page 88
31.    We note footnote 1 to your Consolidated Statement of Operations discloses $1.3 million of depreciation and amortization recorded in Cost of Revenues for the fiscal year ended December 31, 2023. Please tell us and revise your draft registration statement, where appropriate, to explain how you determine the depreciation and amortization expenses recognized as a Cost of Revenue separately from the depreciation and amortization expenses recognized as Operating Expenses.
The Company respectfully advises the Staff that the depreciation and amortization recorded in Cost of Revenue relates to the amortization of internally developed software, primarily ChimeCore, the Company’s proprietary payment processor and ledger. Although launched in 2024, ChimeCore was completed and ready for its intended use and had beta members before the end of 2023. Accordingly, the Company began amortizing this software in accordance with ASC 350-40, “Internal Use Software” upon its readiness for use. ChimeCore directly enables and supports revenue generation by serving as the payment processor for financial transactions and therefore the amortization associated with ChimeCore is recognized as Cost of Revenue. The amount of depreciation and amortization recorded in Cost of Revenue did not have a material impact on the Company’s consolidated financial statements in the year ended December 31, 2023. However, should the Company determine that the amount has become material, the Company will provide additional disclosure regarding the depreciation and amortization expenses recognized as Cost of Revenue.
Payments Revenue, page 90
32.    We note disclosure that your payments revenue increased during fiscal year ended December 31, 2023 when compared to the fiscal year ended December 31, 2022, due to an increase in Purchase Volume and an increase in Active Members. Please revise your draft registration statement for each period presented to disaggregate your payments revenue to disclose payments revenue from debit card transactions separately from payments revenue from credit card transactions. Further, revise your MD&A to separately disclose Purchase Volumes and Active Members for each of these products with explanation of the underlying reason(s) for these changes for each period presented.
The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has revised the disclosure on page 77 to include the percentage of payments revenue and percentage of Purchase Volume from debit card transactions and credit card transactions for each of the periods presented. The Company further advises the Staff that it has revised the disclosure on page 97 to

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discuss both the change in interchange-based fees from debit card transactions and the change in interchange-based fees from credit card transactions between the fiscal years ended December 31, 2022 and December 31, 2023. The Company expects to present similar disclosure for future periods. The Company supplementally advises the Staff that the monthly attach rates for the Company’s most used products, including debit cards and Credit Builder credit cards, are disclosed on pages 12, 88, and 126. Such attach rates present Active Member participation in its product offerings by describing for the applicable period what percentage of Active Members used the specific product.
Platform-Related Revenue, page 90
33.    We note disclosure that your platform-related revenue increased during fiscal year ended December 31, 2023 when compared to the fiscal year ended December 31, 2022, due to growth of your total Active Members as well as high-yield savings net revenue due to interest rates, the beta launch of a predecessor product to MyPay, and out-of-network ATM revenue. Please revise your draft registration statement to disaggregate your platform-related revenue to separately disclose revenues for each platform-related product for which you derive revenues along with explanation of the underlying reason(s) for the changes in these revenues for each period presented.
The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has revised the disclosure on pages 97 and 98 to include revenue for the primary drivers of growth for platform-related revenue between the fiscal years ended December 31, 2022 and December 31, 2023. The Company supplementally advises the Staff that payments revenue represented over 75% of the Company’s total consolidated revenue for each of the periods presented. The Company’s management focuses on platform-related revenue as a whole because the products that comprise this amount are offered to members to provide additional convenience, financial management tools, and access to liquidity, which drive overall engagement with the Company’s platform. The Company advises the Staff that, as disclosed on page 134, as Active Members engage with more products, they increase their Purchase Volume and generate higher ARPAM. As a result, the Company does not believe separate itemization of each platform-related product is helpful or necessary to an investor’s understanding of the Company’s business at this time. As the products that comprise the Company’s platform-related revenue evolve, the Company will monitor whether changes would make additional disclosure meaningful and material to an investor’s understanding of the Company’s overall business and revise its future disclosures as appropriate.
34.    Please revise your draft registration statement, where appropriate, to discuss "the beta launch of a predecessor product to MyPay" and related financial statement impact as we only note discussion of this product within your "platform-related revenue" and "transaction and risk losses" disclosure in your MD&A on page 90.
The Company respectfully advises the Staff that it has revised the disclosure on pages 93 and 141 to address the Staff’s comment. The Company advises the Staff that while the beta launch of the predecessor product of MyPay partially drove the changes in platform-related revenue and transaction and

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risk losses from 2022 to 2023, such beta offering was not material to the Company’s business or its financial statements as a whole and was subsequently deprecated as the Company launched MyPay itself.
Cost of Revenue, page 90
35.    We note that increases in Cost of Revenues during the fiscal year ended December 31, 2023 was substantially offset by cost savings due to higher card network incentives. Please revise your draft registration statement to quantify the amount of network incentives realized each period along with an explanation of the reason(s) for these higher network incentives realized in fiscal year ended December 31, 2023 as we note disclosure on page F-15 that network incentive receivables have increased from $60 million as of December 31, 2022 to $105.2 million as of December 31, 2023.
The Company respectfully advises the Staff that it has revised the disclosure on pages 94 and 98 to address the Staff’s comment.
Business, page 98
36.    Based on your disclosure about operations in Canada on page 96, it appears that you do not operate solely in the United States. Please briefly list which countries you operate in and what percentage of your clients reside outside the United States. In addition, describe any material Canadian or other foreign regulations applicable to your business.
The Company respectfully advises the Staff that it has revised the disclosure on page 119 to address the Staff’s comment. The Company advises the Staff that its operations in Canada primarily relate to research and development and that following the recent expiration of the Company’s lease in Canada, the Company’s Canadian workforce currently works in a distributed model. The Company further advises the Staff that its platform is currently only offered in the United States and its members are all based in the United States.
37.    We note references to "pass-through" FDIC insurance on page 37 in Risk Factors and elsewhere. Given the importance to your business model, please revise here or page 136 or where appropriate to define pass-through insurance and explain the policies and procedures required to maintain it for each of your offerings.
The Company respectfully advises the Staff that it has revised the disclosure on pages 42 and 163 to address the Staff’s comment.
38.    We note the reference on page iv and elsewhere to eligible members receiving direct deposit to access "up to $500." Please revise here and where appropriate to clarify the typical amounts received. For example, do most members access substantially all of the "up to" amount?
The Company respectfully advises the Staff that it has revised the disclosure on page 141 to address the Staff’s comment.

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39.    We note the statement on page 135 that you and your bank partners emphasize a shared focus on a strong risk management and compliance culture. We also note discussion in Risk Factors on page 30 regarding a risk management framework and underwriting standards. Please revise page 127 or where appropriate to further clarify your risk management and underwriting standards and the extent to which they are related. For example, it is unclear if final decisions on credit are made by you, your bank partners or are determined on a shared basis. You state on page 30 that you are financially liable for defaults by members, but it is unclear whether and how the obligations for verifying and approving credit are shared responsibilities.
The Company respectfully advises the Staff that it has revised the disclosure on page 148 to address the Staff’s comment.
40.    You discuss risks associated with the sweep program in the first risk factor on page 37. Please revise the second bullet point on page 131 or where appropriate in Business to explain the purpose of the sweep program and whether and how it contributes to your revenues or risk management.
The Company respectfully advises the Staff that it has revised the disclosure on page 160 to address the Staff’s comment.
Credit building, page 103
41.    Please briefly explain how your credit card helps members build credit differently from any other credit cards or remove disclosure that appears to suggest uniqueness of your credit cards in regard to helping credit card holders build or rebuild their credit. In addition, clarify on page 119 why you "believe Credit Builder was the first of its kind in [your] industry."
The Company respectfully advises the Staff that it has revised the disclosure on pages 8, 119, and 142 to address the Staff’s comment.
Our Differentiated Approach Creates an Attractive Business Model for Serving Everyday Americans, page 107
42.    We note you compare yourself to traditional banks when discussing "free" products and digital banking. Please revise to address your differentiation as compared to other non-bank entities providing similar services. We also note comparisons on page 6 and elsewhere to traditional banks requiring fees or "punitive fees." It appears that you impose ATM and other fees. Please revise to further clarify why you believe fees paid to you are qualitatively or quantitatively different from fees paid to traditional banks and your non-bank competitors.
The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 7, 9 107, 113, and 123 to address the Staff’s comment.

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43.    Please revise the discussion of your "proprietary payment processor and ledger" on page 107 to explain whether and how this system of record is reconciled with the ledgers of your bank partners and other third parties, including other banks involved in the sweep program.
The Company respectfully advises the Staff that it has revised the disclosure on page 161 to address the Staff’s comment.
Go To Market Strategy, page 114
44.    Please briefly explain what you mean by "AI-powered Chime Content GPT" in the first paragraph on page 115. Please also explain the term "rich, first-party data," as referenced on page 72.
The Company respectfully advises the Staff that it has revised the disclosure on page 136 to explain what it means by “AI-powered Chime Content GPT” and revised the disclosure throughout Amendment No. 1 to explain the term “rich, first-party data” to address the Staff’s comment.
Our Products, page 115
45.    We note that you currently partner with two FDIC-insured community banks, Bancorp and Stride (collectively "Bank Partners"). Please revise your draft registration statement to clearly disclose which product offerings are provided by each Bank Partner. To the extent that both Bank Partners provide the same product offering, please revise to explain how you determine which Bank Partner would provide the service requested by an Active Member.
The Company respectfully advises the Staff that it has revised the disclosure on pages 160 and 161 to address the Staff’s comment.
46.    Please revise here or where appropriate to include a description of the general terms for how you compensate your Bank Partners and a discussion of the magnitude of and type of business that is generated from your Bank Partners. For example, and to the extent material, discuss whether compensation is a volume-based percentage, fixed fee or other arrangement.
The Company respectfully advises the Staff that it has revised the disclosure on pages 92 and 94 to address the Staff’s comment.
47.    Please revise here or in "Bank Partnerships" beginning on page 134 to disclose the material terms of the agreements with your bank partners. Clarify who sets the interest rate on the "high-yield savings accounts" and explain how the terms for these accounts result in revenue to you. Additionally, revise where appropriate to disclose the material terms of the agreements with card networks, payment gateways, and other third parties who provide key functions. In this regard, we note the reference on page 19 to "contingent pricing conditions in our

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agreements with card networks." With a view to clarifying disclosure, advise us whether your payments business uses other nationally recognized companies in addition to Visa.
The Company respectfully advises the Staff that it has revised the disclosure on pages 94 and 160 to address the Staff’s comment. With respect to disclosure of the material terms of the Company’s agreements with card networks, payment gateways, and other third parties who provide key functions, the Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed its arrangements and relationships with such third parties, and, based on that review, does not believe it is substantially dependent on the agreements that it has with these third parties. These agreements are the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course, and there are many third-party service providers that provide similar services. As a result, the Company does not believe that the termination or expiration of its arrangements with such third parties would have a sustained material adverse impact on the Company’s business. With respect to the last sentence of the Staff’s comment, the Company respectfully advises the Staff that it uses other nationally recognized companies in addition to Visa, such as STAR.
ChimeCore -- Our Proprietary Payment Processor and Ledger, page 125
48.    We note your description of ChimeCore as your proprietary payment processor and ledger that serves as the system of record for a portion of your member accounts and that you began the process of transitioning additional member accounts to it in 2024. Please revise here or elsewhere as appropriate to provide the following additional information related to ChimeCore:
●    expand your description of ChimeCore to briefly describe all its important features in addition to providing you with a ledger of member accounts, because it appears based on disclosure on page 8 that you also use ChimeCore to handle other data and AI platforms;
●    disclose what percentage of your member accounts are currently on ChimeCore and what percentage still remains with third-party providers;
●    disclose if and when you plan to transition the ledger of all of your member accounts to ChimeCore;
●    disclose how you keep track of other accounts that are currently outside of ChimeCore and what provider(s) you use for the remaining accounts' "ledger"; and
●    in a separately captioned risk-factor describe material risks related to housing your member accounts with a third-party provider and continued implementation of transitioning member accounts to ChimeCore.
With respect to the first bullet above, the Company respectfully advises the Staff that it has revised the disclosure on pages 9 and 124 to address the Staff’s comment. The Company also advises the Staff that ChimeCore does not handle other data and AI platforms and the noted disclosure on page 8 of the Registration Statement was intended to describe multiple components of the Company’s overall technology platform, including both (i) ChimeCore and (ii) the Company’s data and AI platforms.
With respect to the second, third, fourth, and fifth bullets above, the Company respectfully advises the Staff that it has added a separately captioned risk factor on page 36 and revised the disclosure on pages 26, 108, 132, and 148 to address the Staff’s comment.

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Security and Privacy, page 129
49.    We note that you rely on a significant amount of customer data to support both your consumer marketing and AI underwriting. We also note that some of your network relies on open source software. Revise your disclosure to clarify whether Chime maintains ownership and is able to maintain the digital privacy over customer data, despite your reliance on open source software and shared cloud computing resources. Also, please discuss, in an appropriate section, your efforts to maintain the confidentiality of your data and your key AI models.
The Company respectfully advises the Staff that it has revised the disclosure on pages 153 and 154 to address the Staff’s comment.
Competition, page 133
50.    We note your disclosure that you compete with traditional banks, such as Bank of America, Captial One and others. We also note that in several sections of the draft registration statement you refer to yourself as "the #1 brand in the neobanking category." Please revise to list your neobank competitors here also or advise why you have not listed them in this section.
The Company respectfully advises the Staff that it has revised the disclosure to remove the references to Chime as “the #1 brand in the neobanking category.” The Company supplementally advises the Staff that it has not listed neobanks in the Competition section because it does not view any neobanks as material competitors. As described on page 158, the Company views its main competition as traditional banks because the Company believes its members are commonly choosing Chime after using such institutions. In addition, the Company believes its existing disclosure describes its material competitors who are not traditional banks, including financial technology companies and digital banks, and that no additional neobanks currently provide material competition to its business. As the competitive landscape evolves, the Company will monitor whether changes would make disclosure of additional competitors meaningful and material to an investor’s understanding of the Company’s overall business and revise its future disclosures as appropriate.

Regulatory Environment, page 136
51.    You state on page 142 that licensing statutes and regulations vary from state to state and prescribe different requirements, including restrictions on loan origination and servicing practices. Please revise Business and where appropriate to explain the extent to which you operate in all 50 states pursuant to the various licensing requirements you describe. Additionally, we note the statement on page 142 that a wholly-owned subsidiary holds licenses to operate as a money transmitter (or its equivalent) in 28 states. You also state on page 40 that you believe you have obtained, "or are in the process of obtaining," all necessary licenses. Please revise Business and where appropriate to explain whether all of your products, including the Pay Anyone product, are available in all 50 states. Please provide similar

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explanatory disclosure with respect to the statement on page 17 that "some products are currently available only to members who direct deposit their paychecks through Chime."
The Company respectfully advises the Staff that it has revised the disclosure on pages 21 and 162 to address the Staff’s comment.
Executive Compensation, page 152
52.    We note that you did not include compensation disclosure in your initial draft registration. Please include your complete remuneration table for fiscal year 2024 in the next submission. Refer to Item 402 of Regulation S-K.
The Company respectfully advises the Staff that it has included compensation disclosure for fiscal year 2024 in Amendment No. 1.
Consolidated Statements of Operations, page F-6
53.    We note that your technology platform is integral to your product offerings and also note your disclosure on page 84 that continued investments in technology and development drive your growth. Further, we also note disclosure on page 87 that member support and operations expenses include costs related to third party vendors used for certain member support and loss prevention services, the costs of physical debit and credit card issuance, and member onboarding and account verification expenses. Please tell us why you believe excluding technology and development expenses and member support and operations expenses from Cost of Revenue and Gross Profit provides useful information to investors.
The Company respectfully advises the Staff that in determining the appropriate classification of expenses as Cost of Revenue or operating expenses, the Company considered Rule 5-03 of Regulation S-X, which outlines requirements for the presentation of statements of comprehensive income. Consistent with Rule 5-03, the Company recognizes costs directly related to creating the products or services that generate revenue as Cost of Revenue and recognizes expenses incurred through normal business operations that are not directly tied to revenue generation as operating expenses.
As discussed in the Registration Statement and Amendment No. 1, the Company’s technology platform, including ChimeCore, is integral to its payments driven product offerings, including with respect to authorization and settlement of members’ transactions. Costs associated with internally developed software, such as ChimeCore, are capitalized in accordance with ASC 350-40, “Internal Use Software” and, once software is ready for its intended use, are amortized as Cost of Revenue. In contrast, Technology and Development expenses are primarily related to Company’s commitment to research and investment in advancing technology and driving product innovation. These expenses are not directly tied to the generation of revenue and do not vary in direct proportion to revenue.

Similarly, Member Support and Operations expenses primarily consist of costs related to member support activities, such as call center operations. These expenses are also not directly attributable to revenue generation and do not fluctuate directly with revenue.

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As a result, the Company recognizes Technology and Development expenses and Member Support and Operations expenses as operating expenses rather than Cost of Revenue. The Company believes that, in addition to aligning with Rule 5-03, this presentation also enhances transparency for investors by presenting Gross Profit as an accurate representation of the margin associated with revenue generation, without commingling it with costs incurred from broader operational activities.
Item 15. Recent Sales of Unregistered Securities
Securities Issued in Connection with Acquisitions, page II-3
54.    Please refer to the acquisition of a privately held company referenced in this section and disclose the aggregate offering price received in exchange for the issued shares. If securities were sold otherwise than for cash, state the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.
The Company respectfully advises the Staff that it has revised the disclosure on page II-3 to address the Staff’s comment.
Exhibits
55.    We note your disclosure that significant portion of your card payment transactions are processed by Galileo Financial Technologies. We also note the reference on page 4 to the reduced "reliance on expensive third-party software providers." Please clarify the extent to which middleware or other third-parties play a material role in your offerings. In this regard, please file the agreement with Galileo Financial Services or other third parties referenced in the first risk factor on page 22 as exhibits to the registration statement and describe its material terms or advise.
The Company respectfully advises the Staff that it has revised the disclosure on page 36 to provide additional disclosure regarding the Company’s relationship with Galileo Financial Technologies (“Galileo”) and its transition from Galileo to ChimeCore. The Company further advises the Staff that it has reviewed its arrangements and relationship with Galileo and, based on that review, believes that it is not required to file the service agreement with Galileo as a material contract. The service agreement with Galileo is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. While Galileo is a leading provider of payment processing services, the Company has begun to transition processing services in-house to ChimeCore. Further, other companies provide comparable offerings to Galileo, and the Company believes that these providers could provide it with payment processing services that are substantially similar to those that it receives from Galileo on commercially reasonable terms if the Company for any reason was unable to transition such activity to ChimeCore. While transitioning to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, such a transition would not be expected to cause substantial harm to the Company’s business or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with Galileo, and therefore does not believe it is required to file the service agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

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56.    Based on your disclosure on page 136, it appears that you have two material agreements with Stride, but we only located one agreement with Stride included in the exhibit index as Exhibit 10.12. Please revise or advise why you filed only one agreement with Stride. We also note disclosure on page 105 that Walgreens is the only retailer you rely on to provide a fee-free deposit service. Please file the agreement with Walgreens or advise.
The Company respectfully advises the Staff that the two agreements with Stride referred to on page 161 were included in the exhibit index as Exhibits 10.12 and 10.13. The Company advises the Staff that Stride Bank, N.A. was formerly known as Central National Bank and Trust Co. of Enid, which was the name used at the time the Secured Credit Card Issuing and Marketing Agreement filed as Exhibit 10.13 was entered into.
With respect to Walgreens, the Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed its arrangements and relationship with Walgreens, and, based on that review, believes it is not required to file its agreement with Walgreens as a material contract. The agreement with Walgreens is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. Further, while fee-free deposit service for Chime members is currently only available at Walgreens locations, such activity is not material to the Company’s overall business. In addition, the Company believes that, if necessary, it could find alternative partners through which to provide fee-free deposit service locations with comparable national footprints. Therefore, the Company does not believe it is required to file its agreement with Walgreens as an exhibit under Item 601(b)(10) of Regulation S-K.
57.    Please refer to your disclosure on pages 155 and 160 relating to the 2024 Bonus Plan and employment agreements with your NEOs and file them as exhibits or advise.
The Company respectfully advises the Staff that it has revised the exhibit index in Amendment No. 1 to indicate it will file the 2024 Bonus Plan as an exhibit to a future submission. With respect to the employment arrangements noted, the Company advises the Staff that as described on page 186, it has not yet entered into such agreements. The Company intends to update the relevant disclosure and file any relevant agreements as exhibits in a future submission.

*****

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Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri
cc:        Christopher Britt, Chime Financial, Inc.
Matthew Newcomb, Chime Financial, Inc.
Adam Frankel, Chime Financial, Inc.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.
Gordon W. Grafft, Wilson Sonsini Goodrich & Rosati, P.C.
David K. Lam, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz
Byron B. Rooney, Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP
Peter Choi, Ernst & Young LLP